Exhibit 99.1

Mountain Province Diamonds Announces September 30, 2018 Quarter End Results

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Nov. 12, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for third quarter ended September 30, 2018 ("Q3 2018").  All figures are expressed in Canadian dollars unless otherwise stated.

Highlights

  Earnings from mine operations for the three and nine months ended September 30, 2018 amounted to $25.2 million and $68.3 million respectively.
  The net income for the three and nine months ended September 30, 2018 was $17.5 million or $0.08 cents earnings per share and $11.3 million or $0.06 cents earnings per share. Included in the determination of net income for the three and nine months ended September 30, 2018 are unrealized foreign exchange gains (losses) of $6.7 million and ($11.5) million respectively, on the translation of the Company's USD-denominated long-term debt. Generally, the weakening Canadian dollar compared to US dollar is beneficial to the Company.
  Adjusted EBITDA1 of $38.0 million and $112.7 million in the three and nine months ended September 30, 2018 respectively.
  During the quarter ended September 30, 2018, the Company repurchased $19.7 million (US$15.0 million) of secured notes.
  For the nine months ended September 30, 2018, approximately 2,443,000 tonnes of ore treated and 5,391,000 carats recovered, on a 100% basis, for an average recovered grade of 2.21 carats per tonne ("cpt"), ahead of expectations. The recovered grade for Q3 2018 was also very high at 2.40 cpt. The Company's 49% attributable share of diamond production for the three and nine months ended September 30, 2018 was approximately 891,000 carats and 2,642,000 carats respectively.
  Sales for the nine months ended September 30, 2018 were $240.5 million (US$186.4 million) at an average realized value of $99 per carat (US$77 per carat).
  Cash costs of production, including capitalized stripping costs1, for the three and nine months ended September 30, 2018 were $88 ($70 without stripping) and $94 ($77 without stripping) per tonne of ore processed respectively.
  Cash costs per carat recovered including stripping were $37 ($29 without stripping) for the quarter and $42 ($35 without stripping) for the nine months ended September 30, 2018.
  Quarter end cash position of $27.9 million and net working capital of $92.0 million, with the US$50 million revolving credit facility remaining undrawn. As of September 30, 2018, the debt balance was $406.5 million (US$314.9 million).  During the quarter ended September 30, 2018, the Company repurchased $19.7 million (US$15.0 million) of secured notes.
  $3.6 million of exploration expenditure for ongoing exploration work on the Kennady properties was incurred in the nine months ended September 30, 2018.
[1]	Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2018 MD&A for explanation and reconciliation.

Stuart Brown, the Company's President and CEO, commented, "The performance of the Gahcho Kué Mine was as expected for the quarter, we remain on track to achieve or exceed all production targets for the year in a safe and sustainable manner. The sales for the quarter were in line with our expectations but do reflect the somewhat difficult trading conditions that have been widely reported in the rough diamond market over the recent period.  The market for fancies and specials has remained strong with firm pricing in all categories. The impact of the weakening Indian Rupee, together with the overhang from demonetisation and a major fraud in India have combined to reduce the availability of credit offered to diamantaires in the industry.  A consequence of this has been a price weakening of goods of the small lower quality and brown categories where we have seen price decreases during Q3.  With major diamond jewellery retailers reporting strong results to date in 2018 and the industry forecasting a positive holiday season for sales in the US, the industry is well positioned to see some price stability return in the first half of 2019.

In line with our policy of assessing cash flow and striking a balance between paying dividends ($8.4 million) and reducing debt ($19.7 million) during the third quarter, the Company has taken a view that with the current pricing pressure it will not be declaring a dividend this quarter but will continue to buy back the debt when the opportunity arises.  We will also continue to review the balance between debt reduction and any surplus cash being available for dividends on a quarter per quarter basis throughout 2019.

Notwithstanding the current rough market and its impact on the performance of most diamond companies, I believe that with the margins and the longevity of available ore at the Gahcho Kué Mine and Kennady ore bodies that Mountain Province is well placed for the future.

 Financial Highlights

(in thousands of Canadian dollars, except where otherwise noted)		Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017

Sales		$74,852	65,218	240,492	92,866
Carats sold	000's carats	789	765	2,430	980
Average price per carat sold	$/carat	95	85	99	95
Cost of sales per carat*	$/carat	63	54	71	58
Earnings from mine operations per carat		$32	31	28	37
Earnings from mine operations	%	34%	37%	28%	40%
Selling, general and administrative expenses		$3,178	3,334	10,519	10,878
Operating income		$19,952	20,657	51,244	24,892
Net income for the period		$17,483	27,669	11,270	33,079
Basic and diluted earnings per share		$0.08	0.17	0.06	0.21
* This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers.

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and nine months ended September 30, 2018 and 2017.

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,155	1,123	2,237	2,674
*Waste tonnes mined	kilo tonnes	10,437	7,190	27,841	21,698
*Total tonnes mined	kilo tonnes	11,592	8,313	30,078	24,372
*Ore in stockpile	kilo tonnes	634	695	634	695

Processing
*Ore tonnes processed	kilo tonnes	759	823	2,443	2,082
*Average plant throughput	tonnes per day	8,433	8,944	8,949	7,626
* Average diamond recovery	carats per tonne	2.40	2.22	2.21	2.07
*Diamonds recovered	000's carats	1,819	1,825	5,391	4,306
Approximate diamonds recovered - Mountain Province	000's carats	891	894	2,642	2,110
Cash costs of production per tonne, net of capitalized stripping **		$70	73	77	77
Cash costs of production per tonne of ore, including capitalized stripping**		$88	73	94	80
Cash costs of production per carat recovered, net of capitalized stripping**		$29	33	35	36
Cash costs of production per carat recovered, including capitalized stripping**		$37	33	42	37

Sales
Approximate diamonds sold - Mountain Province***	000's carats	789	764	2,430	1,650
Average diamond sales price per carat	US	$73	$69	$77	$75

* at 100% interest in the GK Mine including ramp-up period in 2017
**See Non-IFRS Measures section
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Three and Nine Months Ended September 30, 2018 Operational and Financial Highlights
(all figures reported on a 100% basis unless otherwise stated)

  The plant treated 759,000 tonnes during the quarter and for the nine months ended September 30, 2018, the plant treated 2,443,000 tonnes.
  1,819,000 carats were recovered at an average grade of approximately 2.40 carats per tonne in Q3 2018.  Year to date, 5,391,000 carats have been recovered at an average grade of 2.21 carats per tonne.  Q3 2018 recovered grade of 2.40 carats per tonne, was 8% higher than the same quarter last year, reflecting a strong grade performance in the third quarter.
  1,155,000 ore tonnes were mined in Q3 2018. Year to date, a total of 2,237,000 tonnes of ore have been mined.

Mining operations continue to exceed targets with the plant producing over 5.39 million carats in the first nine months of the year.  Tonnes treated and carats recovered are both tracking ahead of forecast figures and at September 30 2018, the Company remains well positioned to exceed the upper end of its full year 2018 production guidance of 6.3 – 6.6 million carats recovered.

Cash on hand at September 30, 2018 was $27.9 million, a $5.6 million decrease from the prior quarter balance of $33.5 million due to the Company repurchasing $19.7 million of its bond debt and a dividend payment of $8.4 million.  Net working capital at September 30, 2018 was $92.0 million and the Company's US$50 million revolving credit facility remained undrawn.

Conference Call

Full details of the financial and operating results for the three and nine months ended September 30, 2018 are described in Mountain Province's unaudited condensed consolidated interim financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Tuesday, November 13, 2018, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Conference ID:  5565909
Date of call: 11/13/2018
Time of call: 11:00 Eastern Time
Expected Duration:  60 minutes

Participant Toll-Free Dial-In Number: (866) 300-0510
Participant International Dial-In Number:  (636) 812-6656

Replay:
Toll-Free Dial-In:  (855) 859-2056
International Dial-In:  (404) 537-3406
Passcode:  5565909

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué Mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12-year mine plan.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2018/12/c3583.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 12-NOV-18